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MORRIS, MANNING & MARTIN, LLP
ATTORNEYS AT LAW                                           ROSEMARIE A. THURSTON
                                                           404-504-7635
                                                           rthurston@mmmlaw.com
                                                           www.mmmlaw.com

January 25, 2005

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk 450
Fifth Street, NW
Washington, DC  20549-1004
Attention:  Owen T. Pinkerton, Esq., Senior Counsel

      Re:   Education Realty Trust, Inc.
            Pre-Effective Amendment No. 6 to Registration Statement on Form S-11 File No. 333-119264

Ladies and Gentlemen:

         On behalf of Education Realty Trust, Inc. (the "Company"), transmitted herewith for filing is the Company's Pre-Effective Amendment No. 6 (the "Amendment") to its Registration Statement on Form S-11 (Registration No. 333-119264) (the "Registration Statement"), in accordance with the Securities Act of 1933 and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. This Amendment consists of Part II of the Registration Statement and includes executed versions of legal opinions, which are attached as Exhibits 5.1 and 8.1 to the Amendment. As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

         We hope the Amendment will allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7635.

                                          MORRIS, MANNING & MARTIN, LLP

                                          /s/ Rosemarie A. Thurston
                                          -----------------------------
                                          Rosemarie A. Thurston


cc:      Neil Miller, Esq., Division of Corporation Finance
         Mr. Joshua S. Forgione
         Ms. Donna Di Silvio, Accounting Branch Chief
         John A. Good, Esq.

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
Atlanta                 1600 Atlanta Financial Center      With offices in      Washington, D.C.
404.233.7000            3343 Peachtree Road, N.E.                               Charlotte, North Carolina
                        Atlanta, Georgia 30326-1044
                        Fax: 404.365.9532
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